Exhibit 4.16

OPERATING AGREEMENT

OF

ZIG MIAMI 54, LLC

A FLORIDA LIMITED LIABILITY COMPANY

This Operating Agreement (this “Agreement”) of ZIG MIAMI 54, LLC, a Florida limited liability company (the “Company”) is entered into as of this 13th day of September 2023 (the “Effective Date”) by and between ZIG INVESTMENT GROUP, LLC, a Florida limited liability company (the “ZIG Member”), MEDIGUS LTD., a company incorporated under the laws of the State of Israel (the “Medigus Member”, and together with the ZIG Member and such other Persons who may be admitted as substituted or additional members of the Company from time to time, each a “Member” and collectively, the “Members”). All capitalized terms used herein have the meanings set forth in Schedule I hereto.

FOR VALUABLE CONSIDERATION, the receipt and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as follows:

ARTICLE I

FORMATION

1.1. Formation. The parties hereto have formed the Company on July 17, 2023 pursuant to the provisions of the Florida Limited Liability Company Act codified in Florida Statutes Chapter 605 (the “Act”). The operation of the Company shall be governed by the terms of this Agreement and the Act. To the extent permitted by the Act, the terms and provisions of this Agreement shall control if there is a conflict between the Act and this Agreement.

1.2. Name. The business and affairs of the Company shall be conducted under the name “ZIG MIAMI 54, LLC”.

1.3. Purpose. The Company is organized for the purposes of (a) buying, owning, developing, improving, managing, selling, and otherwise dealing with that certain property located at 5401 NW 2nd Avenue, 173 NW 54th Street and 183 NW 54th Street, Miami, Florida (collectively, the “Property”), directly or indirectly, through one or more subsidiaries (each a “Subsidiary” and collectively, the “Subsidiaries”), and (b) to engage in any lawful act or activity for which limited liability companies may be organized under the Act that are incidental or necessary to carry on the business of the Company as described in subsection (a) above.

1.4. Registered Agent. The registered agent of the Company shall be Militzok & Associates, P.A. and the registered agent address shall be 1250 S. Pine Island Road, Suite 225, Plantation, Florida 33324. The Members may change the registered agent and the address of the registered agent from time to time.

1.5. Principal Place of Business. The principal business address of the Company shall be 1250 S. Pine Island Road, Suite 225, Plantation, Florida 33324.

1.6. Duration. The term of the Company commenced upon the filing of the Company’s Articles of Organization (the “Articles”) with the Florida Department of State and shall continue in perpetuity, unless sooner dissolved as provided herein.

1.7. Fiscal Year; Tax Year. The Company’s fiscal year and tax year shall commence on January 1 and end on December 31 of each calendar year.

ARTICLE II

MEMBERS

2.1 Initial Members. The initial Members of the Company, their Initial Capital Contributions and their initial Percentage Interests in the Company are as follows:

Member	Initial Capital Contribution	Percentage Interest
ZIG Member	$0.00	40%
Medigus Member	$2,000,000.00	60%

2.2 Additional Members. Additional Members may be admitted to the Company only upon Unanimous Consent of the Members and upon compliance with the provisions of this Agreement.

2.3 No Withdrawal. Without the consent of the other Members, no Member shall be permitted to withdraw from the Company, withdraw any part of its Capital Contributions from the Company, demand a return of its Capital Contributions, or receive property other than cash in return for its Capital Contributions.

2.4 No Personal Liability. Except as otherwise provided in the Act, by Applicable Law, or in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or the other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

2.5 No Interest in Company Property. No Company Property shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives, during the term of the Company, any right that such Member may have to maintain any action for partition with respect to Company Property.

ARTICLE III

MANAGEMENT

3.1 Management. Except as otherwise provided herein, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, a manager (the “Manager”). Except as otherwise provided herein, the Manager shall be designated by Unanimous Consent of the Members and shall hold office until a successor has been elected by the Members or until removed and replaced. The initial Manager of the Company shall be the ZIG Member.

3.2 General Powers of the Manager. Except as otherwise set forth herein, the Manager is vested with authority to take all actions necessary and proper in order to carry out the business of the Company and is authorized to execute documents on behalf of the Company (including loan applications, loan documents, deeds, closing statements, affidavits, checks, leases, contracts, building plans, permits, and other applications). Moreover, except as expressly set forth herein, the Manager shall be responsible for (a) all renovation activities, management of the Property, and leasing of the Property, and (b) future development of new and supplementary structures on the Property. In addition, the parties acknowledge and agree that, per the Renovation Plan, it is anticipated that the Company will refinance the existing Seller Loan with a mortgage loan issued by a third-party commercial lender as soon as the Manager determines, in its reasonable discretion, that it is feasible, or economically desirable, to do so. In connection therewith, the Medigus Member agrees to reasonably and diligently cooperate with any requests for documentation or information by the prospective lender, and to execute any documents reasonably requested by the prospective lender, in order to comply with underwriting requirements and otherwise qualify for such refinancing.

3.3 Duties of the Manager. Without limiting anything herein, the ZIG Member, in its capacity as Manager, shall manage or cause to be managed, the affairs of the Company in a prudent and business-like manner, in accordance with the approved Renovation Plan, the Renovation Budget and Operating Budget, and shall devote such time and shall cause the Key Person to devote such time to the Company’s business and affairs as it shall, in its discretion exercised in good faith, determine is reasonably necessary for the conduct of such business and affairs and the performance of its duties and obligations hereunder. In carrying out such obligations, the ZIG Member, in its capacity as Manager, shall, in a manner the ZIG Member reasonably believes to be in the best interests of the Company, and with the degree of care, skill, prudence and diligence that is customarily exercised by developers and operators of similar projects in Miami (subject to, in all cases, consents required for the taking of Major Decisions and Fundamental Decisions):

(a) Obtain and maintain, in the name of the Company such public liability, hazard and other insurance as may be deemed necessary or appropriate by the ZIG Member and approved by the Medigus Member, and which is, at a minimum, consistent with the requirements of the Senior Financing Documents;

(b) Deposit all funds of the Company in one or more separate bank accounts owned by the Company, with such banks as the ZIG Member may designate, which funds shall not be commingled with any other funds of the ZIG Member or any Affiliate thereof;

(c) Maintain, at the office of the Company, or electronically, complete and accurate records and books of account of the Company (including copies of all leases and containing such information as shall be necessary to compute allocations and distributions), and make such records and books of account available for inspection and copying by the Medigus Member (or its duly authorized representatives), at its reasonable expense, during ordinary business hours, and upon fourteen (14) days’ prior written notice;

(d) Take all proper and necessary actions reasonably required in the exercise of the Manager’s commercially reasonable judgment to cause the Company and all third parties at all times to perform and comply with the provisions of any loan document, agreement, mortgage, lease or other contract, instrument or agreement to which the Company is party or which affects any Company Property or the operation thereof;

(e) Apply to and negotiate with the requisite Governmental Authorities to obtain and maintain any agreements, approvals, permits and licenses that are necessary for the Property;

(f) Cause the Company and each Subsidiary to do or cause to be done all things necessary to preserve, renew and keep in full force and effect the existence, rights, licenses, permits and franchises of the Company necessary for operation of the Property, and comply with all legal requirements applicable to the Company and the Property; and

(g) Cause the Company and each Subsidiary to observe, perform and fulfill each and every covenant, term and provision of each Senior Financing Document, lease and other contracts relating to the ownership, management, development, use, operation, leasing, maintenance, repair or improvement of the Property, in each case, as to which the Company or such Subsidiary is party to or otherwise bound.

3.4 Major Decisions; Fundamental Decisions. Notwithstanding anything to the contrary contained in this Article III or in any other provision of this Agreement:

(a) Until such time that the Medigus Member has received a return of one hundred percent (100%) of its Initial Capital Contributions and has been fully repaid for any outstanding Member Loans (together with interest thereon), the ZIG Member, as Manager, shall not take any of the actions or make any of the decisions, or cause or consent to any Subsidiary taking any such action or making such decision, set forth on Exhibit A hereto (each a “Major Decision”) except with the prior written consent of the Medigus Member; and

(b) Thereafter, following receipt by the Medigus Member of one hundred percent (100%) of its Initial Capital Contributions and receipt in full of any outstanding Member Loans (together with interest thereon), the ZIG Member, as Manager, shall not take any of the actions or make any of the decisions, or cause or consent to any Subsidiary taking any such action or making such decision, set forth on Exhibit B hereto (each a “Fundamental Decision”) except with the prior written consent of the Medigus Member.

3.5 Management Fee. Commencing upon Completion of Phase I Renovation Work, the Company shall pay to the Manager an annual asset management fee (the “Management Fee”) equal to eight and 3/100 percent (8.3%) of the annual gross revenue of the Property. The Management Fee shall be paid by the Company quarterly, within fifteen (15) days following the end of each calendar quarter, based on the actual gross revenue for such calendar quarter. Any additional compensation to the Manager shall be in the discretion of the Members, and determined by Unanimous Consent of the Members.

3.6 Removal of the ZIG Member as Manager for Cause.

(a) Until such time that the Medigus Member has received a return of one hundred percent (100%) of its Initial Capital Contributions and has been fully repaid for any outstanding Member Loans (together with interest thereon), the Medigus Member may elect, by delivery to the ZIG Member of written notice (a “Removal Notice”) to remove the ZIG Member as Manager upon the occurrence of one or more of the following events (each a “Removal Event” and collectively, the “Removal Events”):

(i) Conviction of the ZIG Member and/or the Key Principal of a felony or a crime that involves fraud or misappropriation of funds;

(ii) Material misappropriation of funds of the Company (including tenant security deposits, insurance proceeds and/or condemnation awards) by the ZIG Member and/or the Key Principal;

(iii) Fraud, intentional material misrepresentation, knowing material violation of Applicable Law, gross negligence or willful misconduct in connection with the Company and/or the Property by the ZIG Member and/or the Key Principal;

(iv) The occurrence of a Bankruptcy Event with respect to the ZIG Member and/or the Key Principal;

(v) Failure of the Key Principal to satisfy the Key Principal Control Requirement;

(vi) Failure of the Key Principal to satisfy the Key Principal Ownership Requirement;

(vii) Failure of the ZIG Member to pay any Cost Overruns promptly and without causing a delay in the renovation of the Property;

(viii) Failure of the Company to achieve Completion of Phase I Renovation Work within eighteen (18) months of the Effective Date, subject to any actual, unforeseeable and unavoidable delays outside the reasonable control of the Manager (and not contributed to by the gross negligence of the Manager) including, but not limited to, labor disputes, delays in the issuance of municipal approvals, and other “force majeure” events such as windstorms, floods or fires;

(ix) The occurrence of (i) an event of default (after the expiration of any applicable cure period) under any of the Senior Financing Documents or (ii) any event that would have, absent any action taken by the ZIG Member to cure the same, resulted in such a default beyond any applicable notice and/or cure period under any of the Senior Financing Documents, unless such event of default was caused by the Medigus Member or its Affiliates;

(x) Failure of the Company to make a distribution to the Medigus Member as and when required pursuant to Section 5.2;

(xi) The taking or approval by the Company of any Major Decision without the prior written consent of the Medigus Member in breach of Section 3.4(a) hereof;

(xii) The taking or approval by the Company of any Fundamental Decision without the prior written consent of the Medigus Member in breach of Section 3.4(b) hereof; and

(xiii) Failure of the Company to distribute to the Medigus Member sixty percent (60%) of its Initial Capital Contribution on or before the fifth (5th) anniversary of the Effective Date.

(b) Following receipt by the Medigus Member of one hundred percent (100%) of its Initial Capital Contributions and repayment in full of any outstanding Member Loans (together with interest thereon) the Medigus Member may elect, by delivery of a Removal Notice to the ZIG Member, to remove the ZIG Member as Manager only upon the occurrence of one or more of the Removal Events specified in Section 3.6(a) (i), (ii) or (iii).

(c) Following delivery of a Removal Notice pursuant to Section 3.6(a) or Section 3.6(b), the ZIG Member shall be automatically removed as Manager of the Company. Upon such removal, (i) the ZIG Member shall continue to be a Member of the Company; (ii) the Medigus Member (or any entity designated by the Medigus Member) will be appointed as the replacement Manager and will be afforded all of the rights and authority vested in the position of Manager under this Agreement, including full governance and control of the Company, and the replacement Manager shall not make, and not cause or consent to any Subsidiary making any Major or Fundamental Decision except with the prior written consent of the ZIG Member provided that the Medigus Member has received a return of at least One Million Dollars ($ 1,000,000) of its Initial Capital Contribution from the Company, (iii) the Medigus Member shall be permitted to terminate all contracts and agreements between the Company and the ZIG Member and any Affiliate thereof, and (iv) the ZIG Member and/or its Affiliates shall no longer receive the Management Fee. For the avoidance of doubt, the replacement Manager shall owe no fiduciary duties to any Members or their Affiliates (such rights being irrevocably waived by the ZIG Member), provided that such waiver shall in no way derogate from any fiduciary duty owned by the Manager to the Company pursuant to Applicable Law. Following such removal, the Medigus Member, acting alone, shall be permitted to amend the Articles and/or this Agreement to reflect the removal of the ZIG Member as Manager and the appointment of a new Manager and the other matters set forth above. Without limiting the foregoing, the ZIG Member hereby irrevocably constitutes and appoints the Medigus Member attorney-in-fact, coupled with an interest, for the purpose of executing and delivering any amendments to the Articles and/or this Agreement so as to effectuate the provisions set forth herein.

(d) Notwithstanding the foregoing, or anything herein to the contrary, if, upon removal of the ZIG Member as Manager, or at any time thereafter, the Medigus Member has received (or is capable of receiving from available distributions in the account of the Company) a return of one hundred percent (100%) of its Initial Capital Contribution and has been fully repaid for any outstanding Member Loans (together with interest thereon), then provided that the ZIG Member was not removed for any reason described in Section 3.6(a)(i), (ii), or (iii) of this Agreement, the ZIG Member may again select a replacement Manager, provided, however, the replacement Manager, shall not make, and not cause or consent to any Subsidiary making, any Major or Fundamental Decision except with the prior written consent of the others Members. If the ZIG Member, in its capacity as Manager, is removed for any reason described in Section Paragraph 3.6(a)(i), (ii), or (iii) of this Agreement, then the ZIG Member may not resume its duties as Manager upon the return to the Medigus Member of one hundred percent (100%) of its Initial Capital Contribution and any outstanding Member Loans (together with interest thereon). However, in this instance, in the event the ZIG Member has been removed as Manager and still is liable to a lending institution for a guaranty of indebtedness of the Company, the ZIG Member shall be permitted to sell or transfer its Membership Interest pursuant to Article 9.2(c).

3.7 Bank Accounts. Any disbursement from all bank accounts maintained by the Company and its Subsidiaries in excess of One Hundred Thousand and 00/100 Dollars ($ 100,000.00) shall be made exclusively via wire transfer and shall require the prior written authorization of the Medigus Member to the Manager. The Medigus Member shall not be an authorized signatory on the Company’s bank accounts. However, the Manager shall set up online wire transfer access at the bank of the Manager’s choosing and shall configure the wire transfer account to require the electronic approval of both the ZIG Member and the Medigus Member in such system prior to the bank releasing any wire in excess of One Hundred Thousand and 00/100 Dollars ($ 100,000.00).

ARTICLE IV

MEMBERSHIP INTERESTS; CAPITAL CONTRIBUTIONS

4.1 Membership Interests. Each Member shall own membership interests (“Membership Interests”) in the Company which shall entitle the Member to a share in the profits, losses and distributions of the Company. The initial percentage of Membership Interests owned by each Member (the “Percentage Interest”) is set forth in Section 2.1 above.

4.2 Initial Capital Contributions. The initial Capital Contributions (“Initial Capital Contributions”) of the Members are set forth in Section 2.1 above.

4.3 Additional Capital Contributions.

(a) Except for its Initial Capital Contribution and as otherwise expressly provided herein, no Member shall be required to commit or contribute any additional capital to the Company.

(b) Notwithstanding the foregoing, if, (i) either the Manager or the Medigus Member reasonably determines that additional capital contributions to the Company (“Additional Capital Contributions”) are required for the Company or any Subsidiary to fund Necessary Expenses, or (ii) the Members, by Unanimous Consent of the Members, approve the funding of Additional Capital Contributions as a Major Decision, then the Manager may (or shall, if requested by the Medigus Member pursuant to subsection (i) above) request in writing that the Members make Additional Capital Contributions to the Company. If the Manager makes such request, the Members shall contribute such Additional Capital Contributions within ten (10) Business Days after the date of receipt of notice of the request for the Additional Capital Contribution. All Additional Capital Contributions shall be funded thirty percent (30%) by the Medigus Member and seventy percent (70%) by the ZIG Member.

(c) If any Member does not fund its share of an Additional Capital Contributions requested pursuant to Section 4.3(b) above within ten (10) Business Days after the date of receipt of notice of the request (such Member, a “Non-Contributing Member”), then the other Members who have funded their share of the Additional Capital Contribution (each, a “Contributing Member”) may elect to fund its share of all amounts requested to be funded by the Non-Contributing Members as a loan by such Contributing Member or its Affiliate to the Non-Contributing Member (a “Member Loan”). Each Member Loan shall be deemed a loan to the Non-Contributing Member followed by a Capital Contribution in the amount of such Member Loan by the Non-Contributing Member to the Company. Each Member Loan shall bear interest at a rate equal to the lesser of twelve percent (12%) per annum or the maximum rate of interest permitted by Applicable Law. Any distributions otherwise payable to a Non-Contributing Member under this Agreement shall be applied first to the repayment of Member Loans made on its behalf and the Non-Contributing Member shall receive no distributions until such Member Loans owed by it are paid in full together with interest accrued thereon.

4.4 Cost Overruns. Notwithstanding anything herein to the contrary, to the extent that, at any time, the costs for renovation of the Property in accordance with the Renovation Plan exceed the hard and soft costs as set forth in the approved Renovation Budget (“Cost Overruns”), the ZIG Member shall be required to fund all such Cost Overruns in full, promptly and without causing any delay in the renovation of the Property. For the avoidance of doubt, it is agreed that all amounts funded by the ZIG Member pursuant hereto on account of Cost Overruns shall not be deemed Capital Contributions or Member Loans and shall not entitle the ZIG Member to any increase in its Percentage Interest or to receive priority distributions except as set forth in Section 5.2 below. Notwithstanding the foregoing, in the event that the ZIG Member fails, at any time, to fund a Cost Overrun, the Medigus Member may elect, in its sole and absolute discretion, to fund such Cost Overrun as a Member Loan to the ZIG Member.

4.5 Partial Redemption and Issuance. Notwithstanding anything herein to the contrary, the Medigus Member hereby agrees that, upon such time that the Medigus Member has received a distribution (pursuant to Section 5.2(b) hereof) of one hundred percent (100%) of its Initial Capital Contribution and has been fully repaid for any outstanding Member Loans (together with interest thereon), the Manager shall cause the Company to redeem from the Medigus Member, without any further consent or action of the Members, fifty percent (50%) of the Medigus Member’s Membership Interests in the Company, equaling a thirty percent (30%) Percentage Interest in the Company (the “Redeemed Membership Interests”) and to, thereafter, issue to the ZIG Member, additional Membership Interests in the Company equaling a thirty percent (30%) Percentage Interest in the Company. Following such redemption and issuance, the ZIG Member will hold a seventy percent (70%) Percentage Interest in the Company and the Medigus Member will hold a thirty percent (30%) Percentage Interest in the Company. Notwithstanding the foregoing, the Medigus Member agrees, upon such redemption, to execute an assignment in favor of the Company of the Redeemed Membership Interests and to do and take such other actions as are reasonably necessary to effectuate such redemption.

4.6 Record of Capital Contributions/Percentage Interests. This Agreement, any amendment(s) to this Agreement, and all resolutions of the Members shall constitute the record of the Members, their Capital Contributions and their respective Percentage Interests in the Company.

ARTICLE V

ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

5.1 Allocation of Profits and Losses. The profits and losses and all other tax attributes of the Company shall be allocated among the Members on the basis of the Members’ Percentage Interests in the Company.

5.2 Distributions. Commencing upon Completion of Phase I Renovation Work, the Manager shall distribute Net Cash from Operations, with respect to each calendar quarter, during the next succeeding calendar quarter, or more frequently as determined by the Manager. The Manager shall distribute Net Cash from Capital Transactions, if any, as soon as reasonably practicable. All distributions of Net Cash from Operations and Net Cash from Capital Transactions shall be made as follows:

(a) First, one hundred percent (100%) to repay all debts, regular operating expenses of the Company and obligations of the Company, including the then current periodic installments of principal and interest due on the Senior Financing;

(b) Second, one hundred percent (100%) to the Medigus Member until the Medigus Member has received a return of one hundred percent (100%) of its Initial Capital Contribution;

(c) Third, one hundred percent (100%) to the ZIG Member to repay all Cost Overruns incurred by the ZIG Member, if any, up to the maximum amount of One Hundred Eighty Thousand and 00/100 Dollars ($180,000.00); and

(d) Thereafter, pro rata to the Members in accordance with their Percentage Interests.

For the avoidance of doubt, when any Member Loan is outstanding, all distributions that would otherwise be made to a Non-Contributing Member that received a Member Loan, shall instead be distributed to the Contributing Member(s) that extended such Member Loan to pay, in the following order of priority, all unpaid but accrued interest on the Member Loan, and then the unpaid principal of such Member Loan. Any amounts paid to the Contributing Member(s) that extended a Member Loan shall be deemed to constitute distributions to the Non-Contributing Member for all purposes of this Agreement.

5.3 Change in Percentage Interests. If during any fiscal year there is a change in a Member’s Percentage Interest, the Member’s share of profits and losses and distributions in such year shall be determined under a method which takes into account the varying interests during such year.

ARTICLE VI

VOTING; MEETINGS

6.1 Voting. The Members shall be entitled to vote on all matters which provide for a vote of the Members, in accordance with each Member’s Percentage Interest.

6.2 Action by Meeting; Written Consent. Action of the Members may be accomplished with or without a meeting. If a meeting is held, evidence of the action shall be by Minutes of Resolution reflecting the action of the meeting, signed by all of the Members. Action without a meeting may be evidenced by a written consent of the members whose consent is required to approve such action.

6.3 Meetings. Meetings of the Members may be called by the Manager or by any Member owning ten percent (10%) of more of the Percentage Interests.

ARTICLE VII

LIMITATION OF LIABILITY; INDEMNIFICATION

7.1 Limitation of Liability. No Member shall be liable to the Company or any other Member for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Member so long as such action or omission does not constitute fraud, gross negligence, or willful misconduct or a material breach of this Agreement or breach of its fiduciary duties under this Agreement or Applicable Law. Without limiting anything herein, the Members shall, from time to time, have the right to form advisory committees. For the avoidance of doubt, all Persons serving on an advisory committee shall be deemed a Protected Party for purposes hereof.

7.2 Members Have No Exclusive Duty to the Company. The Members shall not be required to participate in the Company as their sole and exclusive business. Members may have other business interests and may participate in other investments or activities in addition to those relating to the Company. Neither the Company nor any other Member shall have any right, by virtue of this Agreement, to share or participate in another Member’s business interests, investments or activities or the income of proceeds derived therefrom. No Member shall incur liability to the Company or to any other Member by reason of participating in any such other business, investment or activity.

7.3 Protection of Protected Parties.

(a) To the extent that, at law or in equity, a Protected Party has duties and liabilities relating to the Company or to any other Protected Party, a Protected Party acting under this Agreement shall not be liable to the Company or to any other Protected Party for good faith reliance on: (i) the provisions of this Agreement; (ii) the records of the Company; and/or (iii) such information, opinions, reports or statements presented to the Company by any Person as to matters the Protected Party reasonably believes are within such other Person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other fact pertinent to the existence and amount of assets from which distributions to Members might property be paid.

(b) The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Protected Party to the Company or to any other Protected Party otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Protected Party to the maximum extent permitted by any Applicable Law.

(c) Whenever this Agreement permits or requires a Protected Party to make a decision in its “discretion” or under a grant of similar authority or latitude, the Protected Party shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person.

(d) Whenever this Agreement permits or requires a Protected Party to make a decision using a “good faith” or under another express standard, the Protected Party shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or other Applicable Law.

7.4 Indemnification.

(a) To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Protected Party from and against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, “Losses”) to which such Protected Party may become subject by reason of: (i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company in connection with the business of the Company; or (ii) the fact that such Protected Party is or was acting in connection with the business of the Company as a manager, officer, employee, or agent of the Company or that such Protected Party is or was serving at the request of the Company as a manager, director, officer, employee, or agent of any other Person; provided, that (x) such Protected Party acted in good faith and in a manner believed by such Protected Party to be in, or not opposed to, the best interests of the Company and (y) such Protected Party’s conduct did not constitute fraud, gross negligence, or willful misconduct.

(b) Expenses (including attorney’s fees) incurred by a Protected Party in defending any proceeding shall be paid in advance of the proceeding’s final disposition. Should the Protected Party ultimately be determined to not be entitled to indemnification, that member or officer agrees to immediately repay to the Company all funds expended by the Company on behalf of the Protected Party.

(c) The right to indemnification and the advancement of expenses conferred in this Section shall not be exclusive of any right which any Person may have or hereafter acquire under any statute, provision of this Agreement, contract, agreement, vote of Members or otherwise. The Members and officers are expressly authorized to adopt and enter into indemnification Agreements for Protected Parties.

(d) The Members may cause the Company to purchase and maintain insurance for the Company, for its Members and officers, and/or on behalf of any third party or parties whom the Members might determine should be entitled to such insurance coverage.

(e) No amendment, repeal or modification of this Section shall adversely affect any rights hereunder with respect to any action or omission occurring prior to the date when such amendment, repeal or modification became effective.

7.5 Survival. The provisions of this Article VII shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE VIII

REPRESENTATIONS AND WARRANTIES

8.1 By the Members. By execution and delivery of this Agreement, each Member, whether admitted as of the Effective Date or hereafter, represents and warrants to the Company and to the other Members, and acknowledges that, with respect to such Member:

(a) The execution, delivery, and performance of this Agreement, have been duly authorized by such Member and does not require such Member to obtain any consent or approval that has not been obtained and does not contravene or result in a default in any material respect under any provision of any law or regulation applicable to such Member or other governing documents or any agreement or instrument to which such Member is a party or by which such Member is bound;

(b) This Agreement is valid, binding, and enforceable against such Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors’ rights or general equity principles (regardless of whether considered at law or in equity);

(c) The execution, delivery and performance by such Member of this Agreement and such Member’s obligations hereunder have been duly authorized by all necessary limited liability company, corporate or limited partnership action, as applicable, and does not (i) contravene such Member’s organizational documents, (ii) violate any Applicable Law applicable to such Member, (iii) conflict with or result in or constitute a default or an event that, with notice or lapse of time or both, would be a default, breach or violation under, any license, permit, contract, loan agreement, indenture, mortgage, deed of trust, lease or other instrument binding on or affecting such Member that would materially impair their ability to perform its obligations under this Agreement or would materially impair the operation of the Property, or (iv) result in the acceleration of any indebtedness of such Member;

(d) Such Member is duly organized and validly existing and in good standing under the laws of its respective incorporation and is duly authorized and qualified to do all things required of it under this Agreement; and

(e) Such Member has not make a general assignment for the benefit of creditors, filed any voluntary petition in bankruptcy or suffered the filing of an involuntary petition by its creditors, suffered the appointment of a receiver to take possession of substantially all of its assets, suffered the attachment or other judicial seizure of substantially all of its assets, admitted its inability to pay its debts as they come due, or made an offer of settlement, extension or composition to its creditors generally.

8.2 By the ZIG Member. The ZIG Member represents and warrants to the other Members, as of the Effective Date, as follows:

(a) The Key Principal Control Requirement is satisfied;

(b) The Key Principal Ownership Requirement is satisfied;

(c) The Company owns one hundred percent (100%) of the fee simple interest in the Property, subject only to Permitted Liens;

(d) Except for Permitted Liens, no Liens exist with respect to the Property;

(e) No event or condition has occurred or is occurring with respect to the Property relating to any Environmental Law, any Environmental Claim, or any Hazardous Materials Activity that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect; and

(f) The current condition, use, occupation and operation of the Property and the planned renovation thereof in accordance with the Renovation Plan complies with Applicable Laws.

ARTICLE IX

TRANSFERS OF INTEREST; FORCED SALE

9.1 General Restrictions on Transfers. Each Member acknowledges and agrees that such Member shall not sell, assign, transfer, encumber, grant a security interest in, exchange or otherwise dispose of (“Transfer”) all or any part of its Membership Interests except as permitted pursuant to Section 9.2 below or otherwise with Unanimous Consent of the Members. Any Transfer in violation of this Article shall be invalid, ineffective and not enforceable for any purpose.

9.2 Permitted Transfers. For purposes hereof, a “Permitted Transfer” shall mean:

(a) A Transfer of all or part of a Member’s Membership Interests to an entity that is an Affiliate of such Member, provided, however, that, with respect to the ZIG Member, following such Transfer, both the Key Principal Control Requirement and the Key Principal Ownership Requirement are satisfied;

(b) A Transfer by the Medigus Member to a third party transferee subject to the terms of Section 9.3 below.

(c) Following removal of the ZIG Member pursuant to Section 3.6(b) and subject to lender consent, a Transfer by the ZIG Member to a third party transferee subject to the terms of Section 9.3 below.

9.3 Right of First Offer.

(a) If at any time the Medigus Member or the ZIG Member desires to Transfer all or part of its Membership Interests (the “Offered Interest”) per Section 9.2(b) or (c) above, then in such case, such Member (the “Transferring Member”) shall provide written notice (a “Transfer Notice”) to the ZIG Member or the Medigus Member, as applicable (the “Offeree Member”) specifying the purchase price for which the Transferring Member wishes to offer its Membership Interests for sale (the “Offered Purchase Price”). Upon receipt of a Transfer Notice, Offeree Member shall have a period of fourteen (14) Business Days to elect (by written notice to the Transferring Member) to purchase all or part of the Offered Interest at the Offered Purchase Price. If the Offeree Member elects to purchase all or part of the Offered Interest at the Offered Purchase Price, the closing on the sale shall occur within sixty (60) days from the date that the Transferring Member gives written notice to the Offeree Member. The Offered Purchase Price shall be paid in cash at closing by the Offeree Member to the Transferring Member.

(b) In the event that the Offeree Members does not elect to purchase the entire Offered Interest, the Transferring Member may Transfer the Offered Interest or remaining portion thereof to any third party transferee within ninety (90) days of the Transfer Notice, for a purchase price which shall not be less than ninety percent (90%) of the Offered Purchase Price. Notwithstanding the foregoing, in the event, within such ninety (90) day period, the Transferring Member receives an offer to purchase the Property for any amount less than the Offered Purchase Price but equal to or greater than ninety percent (90%) of the Offered Purchase Price, and desires to accept such offer, then, in such event, the Transferring Member shall provide written notice to the Offeree Member (an “Updated Transfer Notice”), specifying the price for which the Transferring Member wishes to sell its Membership Interests (the “Adjusted Purchase Price”), following which the Offeree Member shall have a period of fourteen (14) days to elect (by written notice to the Transferring Member) to elect to purchase all or part of the Offered Interest at the Adjusted Purchase Price.

(c) If the Offeree Member elects to purchase all or part of the Offered Interest at the Offered Purchase Price or Adjusted Purchase Price, as applicable, the closing on the sale shall occur within sixty (60) days from the date the Transfer Notice or Updated Transfer Notice, as applicable. The Offered Purchase Price or Adjusted Purchase Price, as applicable, shall be paid in cash at closing by the Offeree Member to the Transferring Member.

(d) In the event that the closing of the Transfer is not effectuated on or before such date that is one hundred and eighty (180) days from the Transfer Notice or Updated Transfer Notice, as applicable, in the event the Transferring Member wishes to Transfer all or part of its Membership Interests to a third party transferee, the Transferring Member must again provide a Transfer Notice to the Company in accordance with this Section 9.3 and the procedure set forth herein shall commence again.

9.4 Forced Sale.

(a) From and after the earlier of (i) a Removal Event or (ii) the fifth (5th) anniversary of the Effective Date, the Medigus Member may, without the prior consent of any other Member, elect to initiate a sale of the Property by the Company in accordance with this Section 9.4.

(b) To initiate a sale of the Property pursuant to this Section 9.4, the Medigus Member shall provide written notice (the “Forced Sale Notice”) to the Manager, with a copy to the other Members, stating the Medigus Member’s desire to cause a sale of the Property and setting forth the proposed sale price (which shall be sufficient to repay the Senior Financing) and other terms of sale (the “Proposed Sale Terms”).

(c) Upon receipt of the Forced Sale Notice, the other Members will have a period of fourteen (14) Business Days to elect to purchase the Property for the Proposed Sale Terms. If the other Members elect to purchase the Property, (i) the other Members shall, within such fourteen (14) Business Day period, provide written notice thereof to the Manager (with a copy to the Medigus Member) and deposit by cash (or by certified check or wire transfer of immediately available funds) to an escrow account with a nationally recognized title insurance company acceptable to the Medigus Member, an aggregate amount equal to five percent (5%) of the proposed sale price specified in Proposed Sale Terms, and (ii) the closing of such sale shall occur within sixty (60) days from the date that the other Members provide written notice of their election to purchase the Property. If the closing fails to occur by reason of a default by the other Members, the Medigus Member shall be entitled to payment of the deposit as liquidated damages and the other Members shall have no further rights to purchase the Property under this subsection (c).

(d) If the other Members do not elect to purchase the Property, or the closing fails to occur by reason of a default by the other Members as provided in subsection (c) above, the Manager shall retain one of the six (6) largest nationally recognized brokerage firms selected by Medigus Member to market the Property for sale on the Proposed Sale Terms, and shall cause the Property to be marketed and sold for a purchase price at or above the purchase price specified in the Proposed Sale Terms and upon such other terms acceptable to the Medigus Member.

(e) The Manager shall comply with all reasonable instructions of the Medigus Member in connection with the sale of the Property and the Manager and the Members shall reasonably cooperate and execute and deliver on behalf of the Company (as applicable) such agreements, documents, instruments and applications, including a purchase and sale agreement, deed, assignment of leases, bill of sale and other conveyance documents conveying the Property as directed by the Medigus Member in order to consummate the sale (collectively, the “Sale Documents”).

ARTICLE X

DISSOLUTION

10.1 Dissolution. The Company shall be dissolved, and its affairs shall be wound up upon the occurrence of one or more of the following events: (a) Unanimous Consent of the Members; or (b) any other event that requires the Company’s dissolution under the Act.

10.2 Effect of Dissolution. Upon an event of dissolution, the Company shall cease to carry on its business, except insofar as may be necessary for the Manager to wind up of its business and its separate existence shall continue until such activities have been completed. On winding up of the Company, the assets of the Company shall be distributed, first to creditors of the Company in satisfaction of the liabilities of the Company, and then to the Members pro rata in accordance with Section 5.2. Upon the completion of the liquidation the Company shall terminate and the Manager shall have the authority to execute articles of dissolution in such form as shall be prescribed by the Act and file the same with the Florida Secretary of State.

ARTICLE XI

TAX MATTERS

11.1 Capital Accounts. Capital accounts for each Member (each, a “Capital Account”) shall be maintained consistent with U.S. Internal Revenue Code § 704 and the regulations thereunder.

11.2 Tax Matters Partner. The Members hereby designate the Manager as the “tax matters partner” for purposes of representing the Company before the Internal Revenue Service, if necessary.

11.3 Partnership Election. The Members intend that the Company shall be taxed as a partnership for federal and state tax purposes, and not as an association taxable as a corporation.

Any provision of this Agreement that may cause the Company not to be taxed as a partnership shall be inoperative.

11.4 Section 754 Election. The Manager shall cause the Company to file an election under U.S. Internal Revenue Code § 754 to provide for an adjustment to the basis of Company assets if requested to by a Member in connection with the disposition of an interest in the Company by that Member.

11.5 Withholding Notification. The Company shall provide the Member with notification of any anticipated withholding requirements with as much advance notice as practicable and shall cooperate in good faith with the Member to minimize such withholding taxes.

ARTICLE XII

BOOKS AND RECORDS; REPORTING

12.1 Records and Inspection. The Company shall maintain at its principal place of business the Articles, any amendments thereto, this Agreement, and all other records, books and accounts required to be kept by the Act, and the same shall be subject to inspection and copying at the reasonable request of any Member.

12.2 Reports. In connection with the management and operation of the Company the Manager shall furnish to each Member, via electronic mail, the following reports and information, and such other reports as the Members shall, from time to time request (but not more frequently than quarterly):

(a) As soon as available, and in any event within one hundred twenty (120) days after the end of each fiscal year, (i) unaudited consolidated balance sheets of the Company prepared and reviewed by the Company’s certified public accountant as of the end of each such fiscal year and unaudited consolidated statements of income, cash flows, and Members’ equity for such fiscal year, in each case, that fairly present in all material respects the financial condition of the Company as of the dates thereof and the results of their operations and changes in their cash flows and Members’ equity for the periods covered thereby; (ii) copies of the tax returns for the Company and (iii) form K-1’s for each Member.

(b) As soon as available, and in any event within forty-five (45) days after the end of each quarterly accounting period in each fiscal year (other than the last fiscal quarter of the fiscal year), unaudited consolidated balance sheets of the Company prepared and reviewed by the Company’s certified public accountant as of the end of each such fiscal quarter and for the current fiscal year to date and unaudited consolidated statements of income, cash flows, and Members’ equity for such fiscal quarter and for the current fiscal year to date, all in reasonable detail and all prepared in accordance with the Company’s normal accounting practices, consistently applied (subject to normal year-end audit adjustments and the absence of notes thereto).

(c) Commencing upon Commencement of Phase I Renovation Work, as soon as available, and in any event within thirty (30) days after the end of each month, a project management report for the prior month, including progress reports on any construction, demolition, grading, and improvement work on the Property as contemplated in the Renovation Plan.

(d) Promptly upon Manager’s receipt or sending thereof, copies of all material notices, reports and communications between the Company and any Governmental Authorities, neighboring property owners, community groups and other relevant third parties, or holder of the Seller Loan or other Senior Financing, including, without limitation, notices of litigation, and mechanics lien filings or actions.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

13.1 Confidentiality. Each Member shall, and shall cause each of his, her, or its Affiliates to, maintain, at all times (including after any time that such Member ceases to be a Member), the confidentiality of all information furnished to him, her, or it pertaining to the Company, including the terms of this Agreement (“Confidential Information”) without the consent of the other Members, other than information that such Member can demonstrate (a) is or becomes generally available to the public other than as a result of a disclosure by such Member or his, her, or its Affiliates; (b) becomes available to such Member or any of his, her, or its Representatives on a non-confidential basis from a third party who is not known by such Member to be prohibited by any obligation of confidentiality owed to the Company from transmitting the information to such Member; or (c) was already in the possession of such Member prior to his, her, or its becoming a Member; provided, however, that the prohibitions set forth in this Section 13.1 shall not prohibit disclosure of Confidential Information (i) to Representatives and current or prospective investors in such Member or his, her, or its Affiliates who, in the reasonable judgment of such Member, have a need to know such information and who are subject to substantially similar confidentiality obligations; (ii) to the extent necessary in the course of performing such Member’s obligations or enforcing any remedy under this Agreement; or (iii) as is required to be disclosed by a court of competent jurisdiction, administrative body, securities or other regulatory agency or Governmental Authority or by subpoena, summons, or legal process, or by Applicable Law (whether in the US or Israel); provided that, to the extent permitted by Applicable Law, the Member required to make such disclosure shall provide to the Manager prompt notice of such disclosure.

13.2 Entire Agreement. This Agreement, together with all Exhibits and Schedules, constitutes the entire agreement among the Member pertaining to the subject matter hereof. This Agreement supersedes any prior agreement or understanding among the Members with respect to its subject matter, but shall not amend, modify, supersede or in any way affect any other agreement or understanding among the Members or their Affiliates that do not relate to the subject matter of this Agreement.

13.3 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

13.4 No Third Party Beneficiaries. Except as provided in Article VII which shall be for the benefit of and enforceable by Protected Parties as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person (including any creditor of the Company, any equity owner of a Member, or any lender of a Member), or any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

13.5 Amendment; No Waiver. Except as otherwise provided in this Agreement, any amendment to this Agreement may be proposed by a Member. Unless waived by the Members, the proposing Member shall submit to the Members any such proposed amendment together with an opinion of counsel as to the legality of such amendment and the recommendation of the Member as to its adoption. A proposed amendment shall become effective at such time as it has been approved in writing by Unanimous Consent of the Members. This Agreement may be not amended nor may any rights hereunder by waived except by an instrument in writing signed by the party sought to be charged with such amendment or waiver, except as otherwise provided in this Agreement.

13.6 Intentionally Deleted.

13.7 Applicable Law. To the extent permitted by law, this Agreement shall be construed in accordance with and governed by the laws of the State of Florida, without regard to its principles of conflicts of laws.

13.8 Jurisdiction. Each party hereby irrevocably (a) submits to the exclusive jurisdiction of state courts in Miami-Dade County, Florida in any action or proceeding arising out of or relating to this Agreement, the relations between the parties and any matter, action or transaction described in this Agreement, (b) agrees that any such courts shall have exclusive jurisdiction over such actions or proceedings, (c) waives the defense of inconvenient forum to the maintenance and continuation of such action or proceeding, (d) consents to the service of any and all process in any such action or proceeding by the mailing of copies (certified mail, return receipt requested and postage prepaid) of such process to them and (e) agrees that a final and non-appealable judgment rendered by a court of competent jurisdiction in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

13.9 Pre-Suit Mediation Required. Prior to any Member instituting legal action against the Company or another Member in a court of competent jurisdiction, the Members agree to submit all disputes to mediation for a period of time up to sixty (60) days to attempt to resolve such disputes. The cost of the mediation shall be shared evenly by the parties to the dispute. If the parties cannot agree on the mediator, then the parties submit to the appointment of a neutral mediator as selected by the American Arbitration Association.

13.10 WAIVER OF JURY TRIAL. EACH MEMBER, FOR ITSELF AND ON BEHALF OF ITS AFFILIATES, HEREBY WAIVES ITS RIGHT TO TRIAL BY JURY IN ANY

ACTION, LAWSUIT OR PROCEEDING RELATING TO ANY DISPUTE ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DESCRIBED IN THIS AGREEMENT OR DISPUTE BETWEEN THE MEMBERS (INCLUDING DISPUTES WHICH ALSO INVOLVE OTHER PERSONS).

13.11 Severability. If any provision of this Agreement or the application of such provision to any Member or circumstance shall be held invalid or unenforceable, the remainder of this Agreement shall not be affected thereby.

13.12 Cumulative Remedies. Except to the extent expressly stated in this Agreement, (a) no remedy conferred upon any Member pursuant to this Agreement is intended to be exclusive of any other remedy available under this Agreement or Applicable Law and (b) each remedy shall be cumulative and shall be in addition to every other remedy available under this Agreement or Applicable Law now or in the future.

13.13 Pronouns, Etc. References to a Member or Manager, including by use of a pronoun shall be deemed to include masculine, feminine, singular, plural, individuals, partnerships or corporations where applicable.

13.14 Counterparts. This instrument may be executed in any number of counterparts each of which shall be considered an original.

13.15 Specific Performance. Each Member agrees with the other Members that the other Members would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy to which the non-breaching Members may be entitled, at law or in equity, the non-breaching Members shall be entitled to injunctive relief to prevent breaches of this Agreement and, specifically, to enforce the terms and provisions of this Agreement in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction thereof.

13.16 Further Action. Each Member, upon the request of the Company, agrees to perform all further acts and to execute, acknowledge and deliver any documents which may be necessary, appropriate or desirable to carry out the provisions of this Agreement.

13.17 Notices. All notices required or permitted by this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, postage prepaid, addressed to the Company at its place of business or to a Member to the address set forth on the signature page hereto (or to such other address as shall be notified by a Member from time to time pursuant to this Section 13.17), and, shall be deemed to have been duly given (i) upon receipt, if delivered personally, or (ii) on the date receipt is acknowledged, if delivered by registered or certified mail. In addition, any notice required or permitted by this Agreement may be given or sent to a Member by electronic mail, provided that such Member has authorized receipt of electronic notices in writing, and further provided that such notice shall be deemed received only upon written or email confirmation or acknowledgement of receipt by the recipient.

13.18 Copies. For purposes of this Agreement, any copy, PDF, telecommunication or other reliable reproduction of a writing, transmission or signature may be substituted or used in lieu of the original writing, transmission or signature for any and all purposes for which the original writing, transmission or signature could be used, provided that such copy, PDF, telecommunication or other reproduction shall have been confirmed received by the sending party.

13.19 Computation of Time. In computing any period of time under this Agreement, the day of the act, event or default from which the designated period of time begins to run shall not be included. The last day of the period so computed shall be included, unless it is a Saturday, Sunday or legal holiday, in which event the period shall run until the end of the next day which is not a Saturday, Sunday or legal holiday.

[Signature Page to Follow]

NOW THEREFORE, for good and valuable consideration, the parties hereto have executed this Agreement on the date set forth above.

NOTICE: EACH MEMBER HEREBY CERTIFIES THAT IT HAS RECEIVED A COPY OF THIS AGREEMENT AND THE ARTICLES OF ORGANIZATION OF THE COMPANY. EACH MEMBER REALIZES THAT AN INVESTMENT IN THIS COMPANY IS SPECULATIVE AND INVOLVES SUBSTANTIAL RISK. EACH MEMBER IS AWARE AND CONSENTS TO THE FACT THAT THE INTERESTS IN THE COMPANY HAVE NOT BEEN REGISTERED UNDER THE US SECURITIES ACT OF 1933 OR SECURITIES ACT OF THE STATE OF FLORIDA. EACH MEMBER AGREES TO BE BOUND BY ALL OF THE TERMS AND CONDITIONS OF THIS AGREEMENT AND THE FORMATION CERTIFICATE OR ARTICLES.

MEMBERS:

ZIG INVESTMENT GROUP, LLC

By:	/s/ Mike Zikri
Name:	Mike Zikri
Title:	Authorized Member

MEDIGUS LTD.

By:	/s/ Eli Yoresh	By:	/s/ Liron Carmel
Name:	Eli Yoresh	Name:	Liron Carmel
Title:	Chairman	Title:	CEO